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                                                        KINROSS GOLD CORPORATION





                                                INDEPENDENT TECHNICAL REPORT FOR
                                                      MORRO DO OURO MINE, BRAZIL
                ----------------------------------------------------------------
                                                            REPORT NO. 3CK005.02
                                                                      APRIL 2003








                                    [PICTURE]










                                                                    Prepared by:

                                                           [LOGO] SRK Consulting
                                                        Engineers and Scientists

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                       INDEPENDENT TECHNICAL REPORT ON THE
                           MORRO DO OURO MINE, BRAZIL


                              REPORT NO. 3CK005.02


                                  Prepared for:


                            KINROSS GOLD CORPORATION
                            52nd Floor, Scotia Plaza
                              40 King Street West
                                  Toronto, ON
                                 Canada M5H 3Y2






                                  Prepared by:


                   STEFFEN ROBERTSON AND KIRSTEN (CANADA) INC.
                            Suite 602, 357 Bay Street
                                   Toronto, ON
                                 Canada M5H 2T7
                    Tel: (416) 601-1445 o Fax: (416) 601-9046
                E-mail: toronto@srk.com    Web site: www.srk.com
                        ---------------              -----------


                                   APRIL, 2003


                              [LOGO] SRK Consulting
                            Engineers and Scientists

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EXECUTIVE SUMMARY

INTRODUCTION
Steffen, Robertson and Kirsten (Canada) Inc. ("SRK") was retained by Kinross Gold Corporation ("Kinross"), to complete an independent technical report on the Morro do Ouro open pit gold mine of Rio Paracatu Mineracao ("RPM"), near the city of Paracatu, in the Brazilian state of Minas Gerais.

The large-scale open pit mine of Rio Paracatu Mineracao (RPM) is located less than 2 km north of Paracatu, situated in the northwest part of Minas Gerais State, 230 km from Brasilia. There is an airstrip suitable for small aircraft in the city of Paracatu.

The mine site is comprised of an open pit mine, a mineral processing plant, tailings storage facilities and related surface infrastructure, currently operating at approximately 20Mt/a. No waste stripping is required, nor is drilling and blasting employed in the mine, as the weathered ore is ripped by bulldozers prior to excavation. The Morro do Ouro Mine, owned 49% by Kinross, is the lowest grade mill-operated gold mine in the world.

RPM holds two mining licenses covering approximately 1,253 hectares. The local terrain is dominated by low rolling hills, largely cleared, and supporting mixed agriculture of dairy and beef cattle farming and intensive irrigated cropping, primarily soya beans. The average rainfall varies between 1800 and 2000 mm/year occurring in a distinct wet season between October and March.

Most of the labour force resides in Paracatu, 2 km from the mine site. As of January 2003, the mine employed a total of 817 workers consisting of 561 direct employees of RPM and 256 contractors.

Domestic water for the mine is obtained from the city of Paracatu, delivered by truck. Process water is recycled from the tailings pond. Some make up water is drawn from two rivers; the Sao Domingos and Sao Pedro. The mine is connected to the national power grid, which relies mainly on hydroelectric generation.

GEOLOGIC SETTING AND GOLD MINERALIZATION
The orebody is hosted by the phyllites of the Morro do Ouro Member that forms the basal sequence of the Upper Proterozoic Paracatu Formation. The phyllites are extensively deformed with development of quartz boudins and sulphide mineralization. The primary


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sedimentary laminations and bedding planes can be recognized but are deformed with development of thrusting, bedding plane thrusting, sygmoidal and boudinage structures.

The mineralized unit plunges to the west-southwest at up to 15(degree) and there is secondary folding with axial planes striking to the northwest that creates kink bands and egg box folds in places. The mineralization appears to be cut off to the north by a major normal fault which trends east-northeast.

The western boundary of the mineralization is also currently defined by a fault with assumed downthrow to the west. The western boundary fault strikes to the north-northwest and is believed to follow a linear topographic low feature to the west of the Corrego Rico river valley which forms the limit of the current mining operation.

The orebody is subdivided into 4 units based on changes in the degree of oxidation and weathering, and associated sulphide mineralogy. These units are, from surface, the C, T, B1 and B2.

Sulphides occur as individual crystals or as coarse crystalline aggregates. Arsenopyrite is the most common sulphide and tends to increase in grain size towards the southwest. There is a distinct zonation within the orebody with the arsenopyrite content increasing towards the center and west and in the zones of intense deformation. Gold grades also increase concurrently with the arsenopyrite, and the pyrite content exhibits a corresponding decrease. Pyrrhotite occurs in the west and is associated with elevated gold grades.

MINERAL RESOURCE ESTIMATION
Mineral resources are calculated from 4m composites derived from 1m drillhole samples. The majority of drilling has been carried out using diamond core drilling techniques. A restricted campaign of RC drilling was carried out in the early 1990's but this was discontinued due to doubts over the accuracy of the results obtained.

Statistical and geostatistical studies are carried out after dividing the block model and composites into the primary geological subdivisions. Semi-variogram analysis of untransformed 4m composites is carried out prior to ordinary kriging of the individual geological units.


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Mineral Resources are currently quoted exclusive of the Mineral Reserves. The following table summarises the Mineral Resource and Mineral Reserve statements for a US$300/oz gold price and dated 31st December 2002.


TABLE I:  MINERAL RESERVES AND RESOURCES DECEMBER 31, 2000

SRK Audited Summary Mineral Resource Statement - RPM Morro do Ouro
================================================================================
CATEGORY         TONNES (MT)        GRADE (G/T.AU)      CONTAINED GOLD (K.OZ)
--------------------------------------------------------------------------------
Measured              30                 0.46                      444
Indicated            142                 0.38                     1,735
--------------------------------------------------------------------------------
TOTAL                172                 0.39                     2,179
================================================================================

SRK Audited Summary Mineral Reserve Statement - RPM Morro do Ouro
================================================================================
CATEGORY         TONNES (MT)        GRADE (G/T.AU)      CONTAINED GOLD (K.OZ)
--------------------------------------------------------------------------------
Proven               319.3               0.43                     4,414
Probable              49.8               0.43                       688
--------------------------------------------------------------------------------
TOTAL                369.1               0.43                     5,102
================================================================================


MINING OPERATIONS
The Morro do Ouro Mine is a high tonnage low-grade open pit operation. The economic viability of this low-grade orebody has been partly derived from the soft rock and free gold in the weathered mantle.

Morro do Ouro has been in continuous production since October 1997. For 2003, the budgeted mined tonnage is 19.3Mt at a grade of 0.433g/t Au. A major expansion project is being studied that would potentially increase annual production from 20Mt to 30 Mt.

An ore stockpile of approximately 10 days production is maintained near the processing plant. Its main purpose is to ensure uninterrupted mill feed during the rainy season.

The open pit mobile equipment consists of D10 Dozers, Cat 777 Trucks, and Cat 992 Front End Loaders. Two faces are normally operated in the pit at any time, with one dozer, one loader, and 4 to 5 trucks per face. Loaded trucks haul to the crusher for direct dumping or dump onto the stockpile for later use.

A large, five-bay maintenance shop is located next to the pit. Caterpillar personnel are responsible for preventative maintenance (PM), while RPM employees look after field maintenance. Wear rates on the machinery are low due to the low specific gravity of the ore, its soft nature, and its low abrasiveness.
Figure I is a generalized geologic profile through the mine showing the main horizons that have been identified and named by RPM.


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Horizons C, T and B1 together make up the oxidized portion of the mineralized zone, whereas B2 represents its sulphidic (primary) expression. B2 is generally much harder, its hardness varying with depth. The mill grinding circuit throughput is influenced by the hardness of the ore being treated. The thickness of the weathered zone is variable up to 40m, and the thickest part has already been mined out.

Horizon C is completely altered rock. Rocks forming B1 are less altered and a bit harder, but the sulphides are totally altered. Horizon T, only a few meters thick, is the transition zone between C and B1.

FIGURE I: MORRO DO OURO GEOLOGIC PROFILE








                                    [PICTURE]








Originally, unweathered sulphidic rocks mineralized by gold were all designated as B2. More recent studies have shown that there are various types of B2. The ore types with higher arsenic contents are more difficult to mill.

Until 1997 the mill was fed exclusively with oxide ore. Since 1998 primary sulphide mineralization has also been fed to the mill, although that has required a series of investments in the beneficiation and metallurgical circuits. The various ore types are tracked in the life of mine plan.


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The RPM geology department has a block model of the deposit that supports open pit design using Brazilian software with a floating cone algorithm.

PROCESSING
Overall recovery of the gold in the plant feed has historically averaged approximately 77%. Actual gold recoveries in 2002 and 2001 were 78.97% and 78.30% respectively.

Figure II is a simplified flowsheet showing 2003 budgeted gold and silver production.

Run-of-mine ore is crushed to a product of 80% passing 8mm in three operating crushing lines, while the fourth line remains on standby. Each circuit consists of a primary impact crusher followed by a secondary cone crusher.

The four crushing lines all feed into a 5,000 t fine ore bin. There are two feeders under this bin, and two conveyors transfer the crushed ore to two fine ore blending bins.

The grinding circuit consists of four lines of single stage ball mills fed from the blending bins. Ball mills are in closed circuit with hydrocyclones. A portion of the circulating load passes through four jigs per milling line for gravimetric recovery of gold. A fifth ball mill is used for regrinding part of the circulation load of the four primary mills. The product of milling is 80% passing 75 microns (200 mesh).

Flotation is done in three stages; flash (unit cell), scavenger and cleaner, for gold and sulphide recovery. About 60% of the feed gold is recovered in these units.

Three sulphide concentrates averaging about 30g/t Au are sent to the hydrometallurgy plant; jig concentrate, a floatation concentrate and a scavenger concentrate. Floatation tails are thickened and sent to the main tailings pond.

In the hydrometallurgy plant, the concentrates are first reground in two parallel mills to a size of 90% passing 325 mesh. The concentrate is treated gravimetrically in a Knelson concentrator in line with the regrind mills, recovering approximately 20% of the gold production. Concentrate from the Knelson goes to shaking tables and then on to the smelting furnace.

The reground sulphide concentrate is thickened before CIL leaching using the carbon in pulp process. Loaded carbon is stripped in two elution columns and the gold is deposited onto


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steel wool by electrowinning. Gold is washed from the steel wool and sent to the smelting furnace.

FIGURE II: SIMPLIFIED FLOWSHEET - BUDGET 2003







                                    [PICTURE]









The products coming from CIL leaching and from the shaking tables are calcined and smelted in an induction furnace. The resulting bullion contains 75 to 80% gold and 20 to 25% silver. Refining of the bullion into gold bars is carried out by third parties.

ENVIRONMENTAL
RPM has an environmental management system (EMS) that regulates all of its activities with a view to preventing pollution and achieving continuous improvement in environmental performance.

The Morro do Ouro Mine is exposed to limited environmental liabilities related to the following:

     o    Site water management

     o    Main tailings storage area

     o    Sulphide tailings storage area

     o    Industrial plant site


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     o    Airborne Dust

Site Water Management: The open pit has a large surface area with sulphide mineralization exposed in places. All water that runs off the pit floor is channeled into large holding tanks located around the pit perimeter. This eliminates the possibility that acidic water could be discharged into nearby streams. Water in the holding tanks is clarified by settling and its pH is corrected by lime addition. The perimeter tanks gravity feed to a main tank equipped with a pump for sending the clarified water back to the mill for reuse.

As the open pit progresses deeper, the water table will have to be lowered. A hydrogeological study has been undertaken to model and predict the behavior of groundwater affected by mining activity, and to determine mitigating actions that may be needed. In the longer term there is a possibility that the river, Corrego Rico, may have to be diverted.

Main Tailing Storage:
RPM has a large (main) tailings impoundment area that accepts the bulk of the tailings stream (about 98%) from the processing plant. A smaller fraction of the mill feed is recovered as a sulphide concentrate that creates a sulphide tailings material (discussed in next section) that is separately stored.

The main tailings dam is approximately 3.5 km in length, currently at a maximum height of 74m, and the pond has an area just under 800 hectares. The main tailings contain some sulphide minerals that do not report to the sulphide concentrate. There is no cyanide in the main pond, and to date there have been no problems with acidity.

To help ensure that the main pond does not become acidic, neutralizing material is being added to the plant feed. Normally, no water is released from the pond, and for this reason, the mine does not have a water treatment plant for discharging to the environment.

In accordance with the environmental management system (EMS) developed by RPM, the tailings facility is subjected to internal and external audits.

Sulphide Tailings Storage:
The sulphide tailings are stored in special sealed tanks referred to as "specific tanks" that were designed on the basis of research so as to prevent leakage and any contamination of the


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environment or groundwater. The potential liabilities of these tailings are related to the high sulphide mineral content, and the cyanide and arsenic contained in the water.

Four of these specific tanks located in the northeast part of the pit have been filled with sulphide tailings. These tanks were excavated into the ground and lined with clay. Once a tank is filled, the tailings are allowed to consolidate and excess water is drained off (recycled). When dry enough, the tanks are covered with a layer of clay/limestone and with soil. Groundwater in the area of these tanks is being monitored.

RPM has well known independent consultants working with them on the design of these specific tanks. The consultants "sign off" on the designs.

Decant water from these tanks is returned to a special cyanide recovery circuit in the mill that first reduces the level of arsenic and then recovers 60% of the free cyanide prior to reuse of the water.

Industrial Plant Site:
The mine has a large industrial site that includes the processing plant and related infrastructure. The plant appeared clean and well maintained. Safety and training are high priorities across the site, and a good safety record has been achieved. The plant site involves facilities for the handling of several hazardous materials and these facilities will ultimately be decommissioned at mine closure. This is addressed through the comprehensive closure plan that RPM has developed.

Airborne Dust:
Due to the proximity of the mine site to the city of Paracatu, dust control is particularly important for RPM. Background dust levels were established prior to the mine development and ongoing monitoring has shown that the co-operation between the city council and the mine environmental department has reduced city dust levels, much of it being generated from dirt roads within the city.


ECONOMIC ANALYSIS
SRK has reviewed the internal life of mine (LoM) technical and economic models prepared by RPM for the Morro do Ouro Mine. These models detail the operations on an annual basis over a mine life supported by proven and probable reserves.


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The Morro do Ouro Mine currently has a nominal capacity of about 20 Mt/a, with variations depending on the hardness of the ore, as it affects grinding throughput. In general, ore hardness is expected to increase over the remaining mine life as the pit is deepened. Under this scenario, referred to as "base case", the current reserves will be exhausted by year 2022.

RPM is in the process of studying a major expansion project that would potentially increase the future capacity to approximately 30 Mt/a. (This expansion plan is discussed below.) If the expansion were implemented, the current reserves would be exhausted by year 2016. This scenario is referred to as "SAG expansion".

SRK reviewed Life of Mine (LoM) production plans that applied to both the base case and the SAG expansion scenario.

For the purpose of this report, to demonstrate the economic viability of the mine, SRK has prepared an adjusted (conservative) version of the base case LoM Plan. This adjusted plan is referred to as "SRK LoM Plan", which is based on the proven and probable reserves of December 31, 2001. The production profile of the plan reflects the increasing hardness of the ore, and the plan includes details on ore characteristics by year. The production rate starts at about 21 Mt/a and decreases to the range of 13-15 Mt/a.

The economic results of the SRK LoM Plan indicate strong economic viability, with substantial earnings accruing throughout the mine life. Drilling and blasting will be required for up to 45% of the mined tonnes during the last several years of the mine life. Operating and capital cost allowances have been made for drilling and blasting equipment and supplies.

An analysis of the ore types indicates that the proportion of high arsenic (difficult metallurgy) ores types in the mill feed will slowly be reduced from the planned 2003 level.

SAG Expansion Project:
RPM is currently studying the possibility of increasing the Morro do Ouro production rate from the current 20 Mt/a to 30 Mt/a.

Two alternatives are being considered for grinding, both involving a large new SAG mill and possibly an in-pit crushing and conveying system.


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Currently a pre-feasibility study is underway, and will be completed once results are obtained from the recent test work. Given positive results, it is expected that a feasibility study would commence in late summer 2003. An environmental license authorizing an expansion would be sought in parallel with feasibility work.

If successfully implemented, the SAG expansion project has the potential to lower operating costs and the economic cut off grade, having a positive impact on mineral reserves.

CONCLUDING REMARKS
SRK has conducted a review of all material issues likely to influence the future operations of the Morro do Ouro Mine. The LoM Plans for the mining assets as provided to SRK have been reviewed in detail for appropriateness, reasonableness and viability, including the existence of, and justification for, any departures from historical performance. Where material differences were found, these were adjusted where considered appropriate. SRK considers that the resulting projections have been based upon sound reasoning, engineering judgment and achievable mine plans, within the context of the risks associated with the global mining industry.


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                       INDEPENDENT TECHNICAL REPORT ON THE
                           MORRO DO OURO MINE, BRAZIL


                                TABLE OF CONTENTS


EXECUTIVE SUMMARY..............................................................I
1.0    INTRODUCTION AND TERMS OF REFERENCE.....................................1
1.1    TERMS OF REFERENCE......................................................1
1.2    SCOPE OF WORK...........................................................1
1.3    BASIS OF THE TECHNICAL REPORT ..........................................1
1.4    EXCHANGE RATES..........................................................2
1.5    QUALIFICATIONS AND FIELD INVOLVEMENT OF CONSULTANT......................2
2.0    DISCLAIMERS ............................................................3
2.1    LIMITATIONS AND RELIANCE ON INFORMATION.................................3
2.2    DISCLAIMERS AND CAUTIONARY STATEMENTS FOR US INVESTORS..................4
3.0    PROPERTY DESCRIPTION AND LOCATION.......................................5
3.1    DESCRIPTION AND LOCATION................................................5
3.2    MINING CLAIMS AND INFRASTRUCTURE........................................7
3.3    POTENTIAL ENVIRONMENTAL LIABILITIES....................................11
4.0    ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE &
         PHYSIOGRAPHY.........................................................15
5.0    HISTORY................................................................16
5.1    PRIOR OWNERSHIP AND PROPERTY DEVELOPMENT...............................16
5.2    MORRO DO OURO MINE PRODUCTION HISTORY..................................18
6.0    GEOLOGICAL SETTING.....................................................19
6.1    REGIONAL GEOLOGICAL SETTING............................................20
6.2    LOCAL GEOLOGY..........................................................20
6.3    ORE DEPOSIT MORPHOLOGY AND MINERALOGY..................................23
7.0    EXPLORATION............................................................25
8.0    SAMPLING METHOD AND APPROACH...........................................28


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8.1    SPECIFIC GRAVITY DETERMINATION.........................................28
8.2    ASSAY SAMPLING.........................................................29
9.0    SAMPLE PREPARATION AND ANALYSIS........................................30
10.0   DATA VERIFICATION......................................................32
11.0   MINERAL RESOURCE ESTIMATION............................................32
12.0   MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES.........................34
13.0   MINERAL PROCESSING ....................................................35
13.1   CRUSHING...............................................................35
13.2   GRINDING AND GRAVITY CONCENTRATION.....................................36
13.3   FLOTATION..............................................................36
13.4   HYDROMETALLURGY PLANT..................................................37
13.5   SMELTING...............................................................37
14.0   PRODUCTION PROPERTY INFORMATION........................................38
14.1   MINING OPERATIONS......................................................38
14.2   MARKETS AND CONTRACTS..................................................42
14.3   RECLAMATION AND MINE CLOSURE...........................................42
14.4   TAXES..................................................................42
14.5   ECONOMIC ANALYSIS......................................................43
15.0   CONCLUDING REMARKS ....................................................48
16.0   REFERENCES.............................................................49


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                                 LIST OF FIGURES


FIGURE I: MORRO DO OURO GEOLOGIC PROFILE......................................IV
FIGURE II: SIMPLIFIED FLOWSHEET - BUDGET 2003.................................VI
FIGURE 3.1: LOCATION OF THE MORRO DO OURO MINE.................................6
FIGURE 3.2: RPM CLAIMS MAP.....................................................8
FIGURE 3.3: MORRO DO OURO MINE SITE PLAN .....................................10
FIGURE 5.1: TRENDS IN KEY PRODUCTION PARAMETERS ..............................18
FIGURE 5.2: TRENDS IN PRODUCTION COSTS .......................................19
FIGURE 6.1: PHOTOGRAPHS SHOWING DEVELOPMENT OF SULPHIDE MINERALIZATION IN
    BOUDINAGE STRUCTURES (LEFT) AND SMALL SCALE REVERSE FAULTING (RIGHT)......21
FIGURE 6.2: PLAN SHOWING EXTENT OF THE OREBODY AND POSSIBLE BOUNDARY FAULT
    FEATURES TO THE NORTH AND WEST............................................22
FIGURE 6.3: SCHEMATIC CROSS SECTION OF THE MAIN OREBODY UNITS AT MORRO DO
    OURO......................................................................24
FIGURE 7.1: SCHEMATIC CROSS SECTION OF THE MORRO DO OURO OREBODY SHOWING
    LOCATION OF PLANNED DRILLING IN THE WEST..................................27
FIGURE 9.1: SAMPLE PREPARATION FLOW DIAGRAM...................................31
FIGURE 13.1: SIMPLIFIED FLOWSHEET - BUDGET 2003...............................36
FIGURE 14.1: LOST TIME INJURY FREQUENCY RATE..................................41
FIGURE 14.2: SRK LOM PLAN ORE CHARACTERISTICS.................................45




                                 LIST OF TABLES

TABLE I: MINERAL RESERVES AND RESOURCES DECEMBER 31, 2000....................III
TABLE 9.1: SUMMARY OF SAMPLING CAMPAIGNS CARRIED OUT AT RPM...................32
TABLE 12.1: SRK AUDITED SUMMARY MINERAL RESOURCE STATEMENT - RPM MORRO
    DO OURO...................................................................35
TABLE 12.2 - SRK AUDITED SUMMARY MINERAL RESERVE STATEMENT - RPM MORRO
    DO OURO...................................................................35




                                   APPENDICES

Appendix 1:  Licenses and Permits
Appendix 2:  Certificates and Letters of Consent


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                       INDEPENDENT TECHNICAL REPORT ON THE
                           MORRO DO OURO MINE, BRAZIL


1.0     INTRODUCTION AND TERMS OF REFERENCE

1.1     TERMS OF REFERENCE

        Steffen, Robertson and Kirsten (Canada) Inc. ("SRK") was retained by Kinross Gold Corporation ("Kinross"), to complete an independent technical report on the Morro do Ouro open pit gold mine of Rio Paracatu Mineracao ("RPM"), near the city of Paracatu, in the Brazilian state of Minas Gerais.

        The report has been prepared in compliance with National Instrument 43-101 (Standards of Disclosure for Mineral Projects).

1.2     SCOPE OF WORK

        The scope of work undertaken by SRK involved an assessment of the following aspects of the Morro do Ouro Mine:

        o       Geology
        o       Mineral Resources
        o       Conversion of Mineral Resources to Mineral Reserves
        o       Life-of-Mine (LoM) Plan
        o       Metallurgy and Processing Plant o Tailings Disposal
        o       Environmental - Including Water Management and Mine Closure
        o       Infrastructure - Capital Expenditures
        o       Economic Analysis - Cash Flow Model.

1.3     BASIS OF THE TECHNICAL REPORT

        In summary, this technical report has been based on:

        o Inspection visits to surface operations, processing facilities, surface structures and associated infrastructure at the Morro do Ouro Mine during March 2003

        o Full access to key mine and head office personnel for discussion and enquiry

        o A review of RPM's estimates and classification of Mineral Resources and Mineral


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              Reserves, including the methodologies applied by RPM in
              determining such estimates and classifications, including check calculations where appropriate

         o A review and where appropriate, modification of RPM's LoM Plan and supporting documentation and the associated technical-economic parameters, including assumptions regarding future operating costs, capital expenditures and saleable metal for the mining asset.

        Given the extensive operating history of the Morro do Ouro Mine, geological investigations, reconciliation studies, independent check assaying and independent audits, SRK has not found it necessary to independently sample and assay portions of the deposit.

1.4     EXCHANGE RATES

        SRK used (projected) the actual 2002 mining costs in its evaluation of the life of mine economic model. The 2002 costs are based on the actual exchange rate that year of US$1.00 : R$2.92.

        Further, all assumed costs (unless otherwise stated) including operating, capital and environmental costs, are quoted in December 31 2002 US dollar terms.

1.5     QUALIFICATIONS AND FIELD INVOLVEMENT OF CONSULTANT

        The SRK Group comprises 500 staff, offering expertise in a wide range of resource engineering disciplines. The SRK Group's independence is ensured by the fact that it holds no equity in any project and that its ownership rests solely with its staff. This permits the SRK Group to provide its clients with conflict-free and objective recommendations on crucial judgment issues. The SRK Group has a demonstrated track record in undertaking independent assessments of Mineral Resources and Mineral Reserves, project evaluations and audits, technical reports and independent feasibility evaluations to bankable standards on behalf of exploration and mining companies and financial institutions worldwide. The SRK Group has also worked with a large number of major international mining companies and their projects, providing mining industry consultancy service inputs.

        This technical report has been prepared based on a technical and economic review by a team of two consultants sourced from the SRK Group's North American, and United Kingdom offices. These consultants are specialists in the fields of geology, Mineral Resource and Mineral Reserve estimation and classification, open pit mining, infrastructure, and mineral economics.


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        Neither SRK nor any of its employees and associates employed in the preparation of this report has any beneficial interest in Kinross or in the assets of Kinross. SRK will be paid a fee for this work in accordance with normal professional consulting practice.

        The individuals who have provided input to this technical report, who are listed below, have extensive experience in the mining industry and are members in good standing of appropriate professional institutions.

        o       John Arthur, Ph.D., C.Geol., C.Eng;
        o       Ken Reipas, B.Sc, P.Eng.;

         Acting as Qualified Persons under National Instrument 43-101, both Mr. John Arthur, Senior Resource Geologist, and Mr. Ken Reipas, Principal Mining Engineer, conducted personal inspections of the Morro do Ouro Mine during March 26 and March 27, 2003.

2.0     DISCLAIMERS

2.1     LIMITATIONS AND RELIANCE ON INFORMATION

        SRK's opinion contained herein and effective March 31 2003, is based on information provided to SRK by RPM throughout the course of SRK's investigations as described in Section 1.2, which in turn reflect various technical and economic conditions at the time of writing. Given the nature of the mining business, these conditions can change significantly over relatively short periods of time.

        The achievability of LoM Plans, budgets and forecasts are inherently uncertain. Consequently actual results may be significantly more or less favorable.

        This report includes technical information, which requires subsequent calculations to derive sub-totals, totals and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, SRK does not consider them to be material.

        SRK is not an insider, associate or affiliate of Kinross, and neither SRK or any affiliate has acted as advisor to Kinross or its affiliates in connection with the Morro do Ouro Mine. The results of the technical review by SRK are not dependent on any prior agreements


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        concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings.

        SRK reviewed a limited amount of pertinent maps and agreements to assess the validity and ownership of the mining concessions. However, SRK did not conduct an in-depth review of mineral title and ownership.

2.2     DISCLAIMERS AND CAUTIONARY STATEMENTS FOR US INVESTORS

        In considering the following statements SRK notes that the term "ore reserve" for all practical purposes is synonymous with the term "Mineral Reserve".

        The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce from. Certain items are used in this report, such as "resources," that the SEC guidelines strictly prohibit companies from including in filings with the SEC.

        Ore reserve estimates are based on many factors, including, in this case, data with respect to drilling and sampling. Ore reserves are determined from estimates of future production costs, future capital expenditures, future product prices and the exchange rate between the Brazilian Real ("R$") and the United States Dollar ("US$"). The Mineral Reserve estimates contained in this report should not be interpreted as assurances of the economic life of the Mining Asset or the future profitability of operations. Because ore reserves are only estimates based on the factors described herein, in the future these ore reserve estimates may need to be revised. For example, if production costs decrease or product prices increase, a portion of the Mineral Resources may become economical to recover, and would result in higher estimated Mineral Reserves.

        The LoM Plan and the technical economic projection include forward-looking statements that are not historical facts and are required in accordance with the reporting requirements of the Ontario Securities Commission (OSC). These forward-looking statements are estimates and involve a number of risks and uncertainties that could cause actual results to differ materially.

        SRK has been informed by Kinross that there is no current litigation that may be material to the Morro do Ouro Mine, and that Kinross is not aware of any pending litigation that may be material to the mining asset.


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3.0     PROPERTY DESCRIPTION AND LOCATION

3.1     DESCRIPTION AND LOCATION

        The large scale open pit mine of Rio Paracatu Mineracao (RPM) is located less than 2 km north of Paracatu city (about 75 thousand inhabitants), situated in the northwest part of Minas Gerais State, 230 km from Brasilia, as shown in Figure 3.1. The mine is at Latitude 17(degree)3'S and Longitude 46(degree)35'W.

        The mine site is comprised of an open pit mine, a mineral processing plant, tailings storage facilities and related surface infrastructure, currently operating at approximately 20Mt/a. No waste stripping is required, nor is drilling and blasting employed in the mine, as the weathered ore is ripped by bulldozers prior to excavation. The open pit benching operation measures approximately 4 km by 2 km, and it is located on a gently sloping hillside.

        The Morro do Ouro Mine is the lowest grade mill-operated gold mine in the world as indicated by the 2003 budget plan grade of 0.43g/t gold. Gold is recovered by gravity separation and flotation followed by carbon-in-leach processing.

         The Morro do Ouro Mine is 49% owned by Kinross. The other 51% interest is controlled by Brazilian subsidiaries of the operator Rio Tinto. RPM must pay a third party royalty of 0.33% of net sales to a landholder.

        There are no adjacent or nearby properties that have any bearing on the potential of the Morro do Ouro Mine property.


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FIGURE 3.1: LOCATION OF THE MORRO DO OURO MINE
















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3.2     MINING CLAIMS AND INFRASTRUCTURE

        In Brazil, mining licenses are issued by Departamento Nacional da Producao Mineral (DNPM). A Brazilian mining license is called a "Decreto de Lavra". Once certain obligations have been satisfied, DNPM issues such a mining license that is renewable annually, and has no set expiry date. Each year RPM is required to provide information to DNPM concerning mineral production and related matters.

        RPM holds two mining licenses covering the area (approximately 1,253
        hectares) of the open pit mine.   Refer to Figure 3.2  These are:
        DNPM No. 830.241/80
        DNPM No. 800.005/75

        SRK has reviewed these licenses and obtained copies from RPM. They are included in Appendix 1.

        One of the initial conditions that was satisfied by RPM in obtaining a mining license was that an Environmental Impact Assessment (EIA) was successfully filed with the State of Minas Gerais environmental agency. During the time that the mining license is effective, the EIA must be renewed every two years.

        SRK has reviewed this general environmental license and obtained a copy from RPM. It is included in Appendix 1.


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        FIGURE 3.2: RPM CLAIMS MAP















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        RPM also holds 2 exploration permits in the immediate mine area know as
        "Alvara de Pesquisa" for the claims shown in Figure 3.2 to the west of the mining permits. Generally, these permits are valid for 3 years, extendable for an additional 2 years. These are: No. 831.205/85 No. 830.907/99

        While SRK have not conducted a full legal due diligence on the claims discussed above, SRK are confident that the mineral rights of the Morro do Ouro Mine are secure.

        Figure 3.3 is a plan view of the open pit, showing its position just north of the city of Paracatu. The mining permit boundaries are shown relative to the mineralization being mined.. The industrial area, including the ore stockpile and mineral processing plant, is located just north of the open pit.

        Figure 3.2 shows the location of the tailings dam and tailings pond approximately 3 km north of the open pit.


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        FIGURE 3.3: MORRO DO OURO MINE SITE PLAN

















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3.3     POTENTIAL ENVIRONMENTAL LIABILITIES

        RPM, the first Brazilian gold mining company to have received ISO 14001 certification, exhibits very good environmental care, even by world standards. Its environmental management system (EMS) regulates all of its activities with a view to preventing pollution and achieving continuous improvement in environmental performance.

        The Morro do Ouro Mine is exposed to limited environmental liabilities related to the following:
                o       Site water management
                o       Main tailings storage area
                o       Sulphide tailings storage area
                o       Industrial plant site
                o       Airborne Dust

        The potential liabilities and control measures for each item are discussed below. This is followed by comments on SRK's review of three recent documents dealing with environmental monitoring and inspection.

3.3.1   Site Water Management:

        The open pit has a large surface area with sulphide mineralization exposed in places. All water that runs off the pit floor is channeled into large holding tanks located around the pit perimeter. This eliminates the possibility that acidic water could be discharged into nearby streams. Water in the holding tanks is clarified by settling and its pH is corrected by lime addition. The perimeter tanks gravity feed to a main tank equipped with a pump for sending the clarified water back to the mill for reuse. The mine has an approved plan to release water from these tanks into "Corrego Rico", a stream near the western edge of the open pit. This is permitted only under emergency conditions such as main pump or pipeline failure. RPM environmental staff advised SRK that such a water release rarely occurs, and that lime is added to the released water. Also, they stated that the Corrego Rico has been polluted by local miners.

        The west end of the open pit is currently about 5m above the water table. As mining progresses, the water table will have to be lowered. A hydrogeological study has been undertaken to model and predict the behavior of groundwater affected by mining activity, and to determine mitigating actions that may be needed. Considering the longer range open pit plans, there is a possibility that the Corrego Rico may have to be diverted. RPM plans to


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        discuss the results of the hydrogeological studies with environmental agencies and the local community.

3.3.2   Main Tailings Storage:

        RPM has a large (main) tailings impoundment area that accepts the bulk of the tailings stream (about 98%) from the processing plant. A smaller fraction of the mill feed is recovered as a sulphide concentrate that creates a sulphide tailings material (discussed in next section) that is separately stored.

        The main tailings dam is approximately 3.5 km in length, currently at a maximum height of 74m. It is constructed from clay, silt, and other construction materials sourced from nearby borrow pits. The pond has a natural base and currently covers an area just under 800 hectares. The main tailings do contain some sulphide minerals that do not report to the sulphide concentrate. There is no cyanide in the main pond, and to date there have been no problems with acidity. Its pH was stated to be in the range of 6.6 to 7.0, and there are fish living in the pond.

        To help ensure that the main pond does not become acidic, neutralizing material is being added to the plant feed. Currently this consists of dolomitic mine tailings material purchased from a nearby mine, and added at a rate of 9 kg/t.

        The tailings deposit area is separated from the decant water reclaim area by an internal wall. Water is reclaimed from the main tailings pond and pumped back to the mill for reuse. Normally, no water is released from the pond, and for this reason, the mine does not have a water treatment plant for discharging to the environment.

        The main tailings storage facility does have the capacity to release excess water into the Pobre Creek watershed in times of extreme rainfall. SRK did not ascertain when water was last released in this manner, but understand that this rarely occurs.

        The tailings facility is authorized under as many as 10 different licenses. RPM stated that they are currently working with the responsible agencies to consolidate these. Most, if not all of these licenses, have periodic reporting requirements ranging from monthly to semiannually.

        In accordance with the environmental management system (EMS) developed by RPM, the tailings facility is subjected to internal and external audits. There are four government


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        inspections per year. RPM stated that there have been no violations cited by the regulatory agencies since 1999.

3.3.3   Sulphide Tailings Storage:

        Until 1997 the mill was fed exclusively with oxide ore. Since 1998 primary sulphide mineralization has been fed to the mill. The sulphide minerals are concentrated by flotation and treated in a hydrometallurgy plant.

        Cyanided pulps constituting hydrometallurgical tailings are stored in special sealed tanks referred to as "specific tanks" that were designed on the basis of research so as to prevent leakage and any contamination of the environment or groundwater. The potential liabilities of these tailings are related to the high sulphide mineral content, and the cyanide and arsenic contained in the water.

        Four of these specific tanks located in the northeast part of the pit have been filled with sulphide tailings. These tanks are excavated in the ground and lined with clay. The clay forms a physical and also a chemical barrier as the clay is known to absorb arsenic and metals. Once a tank is filled, the tailings are allowed to consolidate and excess water is drained off (recycled). When dry enough, the tanks are covered with a layer of clay/limestone and with soil. RPM is conducting laboratory research concerning the best type of cover materials to use. Groundwater in the area of these tanks is being monitored.

        RPM has well known independent consultants working with them on the design of these specific tanks. (Golder Associates, Knight Piesold Consulting) The consultants "sign off" on the designs.

        Decant water from these tanks is returned to the mill area to a special AVR (Acidification, Volatization, Recovery) circuit that first reduces the level of arsenic and then recovers 60% of the free cyanide. Approximately 15t per month of calcium cyanide is recovered for reuse in the mill.

        In an area northeast of the open pit, SRK viewed a plastic lined specific tank constructed for future requirements, sized to handle 14 months of production. This tank is lined with plastic, geomembrane, clay and sand according to an engineered design. The tank is surrounded with a sturdy security fence. Additional tanks will be constructed in the surrounding area to meet future needs.


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3.3.4   Industrial Plant Site:

        The mine has a large industrial site that includes the processing plant and related infrastructure. The plant appeared clean and well maintained. Safety and training are high priorities across the site, and a good safety record has been achieved. The plant site involves facilities for the handling of several hazardous materials and these facilities will ultimately be decommissioned at mine closure. This is addressed through the comprehensive closure plan that RPM has developed, discussed in section 14.3.

        Important features of the industrial site include:
                o All surface and underground waters in the mine lease area are subject to ongoing monitoring.
                o Everywhere that gasses may potentially be generated, such as laboratories, smelting house, and carbon regeneration plant, there is a system for capturing and scrubbing out the gasses.
                o Dust in the crushing circuit is controlled by water sprays and a dust collection system.
                o Used oils are collected and taken off-site for recycling. 3.3.5 Airborne Dust:

        Due to the proximity of the mine site to the city of Paracatu, dust control is particularly important for RPM.

        Monitoring of dust emissions in the area of the mine commenced two years before earthmoving operations began so as to establish background levels. It has been shown that co-operation between the city council and the mine environmental department has reduced dust emissions from a peak of 150 micrograms per m3.

        Control measures include the use of water trucks in the pit, and RPM has assisted the city in paving streets to reduce the dust generated from dirt roads in the city.

        Dust monitoring is currently done at fixed sources and in the area of Paracatu. SRK reviewed some recent monitoring results (below).

3.3.6   Review of Environmental Documents:

        SRK  requested the following documents, which were promptly provided by
        RPM:
                1)      ISO 14001 Audit Report


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                2)      Environmental inspectors report
                3)      Environmental monitoring report

        SRK reviewed these reports with the assistance of a translator:
        (1) This report dated October 2002 covers the findings of an audit related to ISO 14001 requirements. It appears that there were no serious concerns about not meeting the standard. Recommendations included; establishing a program to eliminate leaky pipes in the mill, making mill operators more conscious of saving water, and improving training in three areas. It was also stated that after reviewing the previous report recommendations of April 2002, and reviewing results, there were no issues.
        (2) This 2002 inspectors report found no issues.
        (3) This environmental monitoring report covered the period October 4 to 22, 2002. It is concerned with water quality monitoring at the tailings dam and dust sampling at 5 points in Paracatu. The report states that all controlled elements were within legislated limits. For example, dust monitoring in Paracatu averaged 57 micrograms per m3 against a limit of 80.

        It is SRK's opinion that environmental liabilities are being minimized through good management practices.

4.0     ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE & PHYSIOGRAPHY

        Access to the Morro do Ouro Mine is by paved road, as the mine is located next to the city of Paracatu, which lies on the main highway between Rio de Janeiro and Brasilia, the national capital. There is an airstrip suitable for small aircraft in the city of Paracatu.

        The elevation of the open pit and industrial plant area ranges from approximately 720 to 820 m.a.s.l.

        The local terrain is dominated by low rolling hills, largely cleared, and supporting mixed agriculture of dairy and beef cattle farming and intensive irrigated cropping, primarily soya beans.

        The average rainfall varies between 1800 and 2000 mm/year occurring in a distinct wet season between October and March.

        Most of the labour force resides in Paracatu, 2 km from the mine site. As of January 2003, the mine employed a total of 817 workers made up of 561 direct employees of RPM and 256


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        contractors. Contractor employees are involved in; projects, mining, processing plant, maintenance, canteen operation, environmental services, exploration and site security.

        Domestic water for the mine is obtained from the city of Paracatu, delivered by truck. Process water is recycled from the tailings pond. Some make up water is drawn from two rivers during the rainy season, as needed, to ensure that the water level in the tailings pond is sufficient for the dry part of the year. These are the Sao Domingos and Sao Pedro rivers. The mine also has access to artesian wells as an emergency water supply.

        The mine is connected to the national power grid, which relies mainly on hydroelectric generation. Electricity is supplied in a free market with consumers able to select their supplier of choice. RPM obtains electricity from Centrais Electricias Minas Gerias (CEMIG). Some power supply outages have been experienced during the rainy season due to water getting into high voltage equipment, but these have not had a significant impact on production. The mine has a small emergency power capability, used for critical process equipment that cannot be suddenly stopped such as thickeners and CIL tank agitators.

        The mine has established surface areas for tailings disposal, and for its mineral processing facilities. These are sufficient to meet the future needs as defined by the Life of Mine Plan. In the case of the tailings storage, the impoundment dam will be raised in a series of lifts to provide the necessary storage volume.

5.0     HISTORY

5.1     PRIOR OWNERSHIP AND PROPERTY DEVELOPMENT

         Paracatu history is intimately linked to the Portuguese bandeirantes expeditions prospecting for gold in the interior of Brazil. They arrived in the region in 1722 after the discovery of gold alluvial placers. The extractive activity had its peak during the second half of the 18th century, when not only the alluvial placers where mined but also the oxidized ore outcropping on the top of Morro do Ouro hill (or "Hill of Gold"), at the time called Morro da Cruz das Almas; also in this period there were mining activities on the alluvial terraces along Rico river. With the gold occurrences becoming lean, production declined sharply during the first decade of the 19th century. From this point forward, production was limited to "garimpagem", subsistence level mining practiced by the local inhabitants. Various prospectors explored the region but economically viable operations were limited as a result of the low-grade nature of the deposits.


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        Beginning in 1970, Paracatu attracted some attention from the mineral exploration companies that were interested mainly in lead and zinc. The interest in the gold of Morro do Ouro was secondary, as the majority of the companies were not attracted by the gold grade, considered not economic.

        In 1980 the English group Rio Tinto Zinc (currently Rio Tinto Inc.) that operated in Brazil under the name of Riofinex do Brasil, joined with Billiton in a partnership. Billiton owned the Morro do Ouro area but had no interest in investing in the area. In 1984 Billiton sold the balance of its shares to Riofinex, and Riofinex became the sole controller of the prospective area. At the end of 1984, based on the data from hundreds of deep shafts (up to a 25m depth) and 44 drill holes, a reserve of 97.5 Mt at 0.587g/t Au was estimated. This estimate only included the superficial oxidized ore, currently categorized as type CT. In spite of the low gold grade of the ore, the geologists responsible for exploration (namely, Antonio Zini and Rubes Forlin) believed that these exploration results could generate a profitable business, and in 1985 this was confirmed by financial viability studies. Total investment up to that time was US$7.3 million including ground acquisition costs, exploration costs, and the cost of feasibility studies.

        The holding company approved the initiation of a mining project at a capital cost of approximately US$ 65 million, on the condition that a Brazilian partner could be secured for the venture. At the end of 1985, RTZ Mineracao, successors to Riofinex and now called Rio Tinto Brasil, arranged with Autram Mineracao e Participacoes (now TVX Participacoes) to joint venture the project through a new company, Rio Paracatu Mineracao (RPM), with RTZM having a 51% interest and Autram 49%.

        Since then, TVX Newmont has acquired a 100% interest in Autram. In early 2003, TVX Gold was acquired by Kinross Gold Corp, giving Kinross 49% ownership of the property.

        RPM effectively began production in October 1997, treating oxidized ore. The first bar of gold was produced in December 1987. Ore milled in the following year was 6.1Mt averaging 0.652g/t Au. In 1993 the milling rate reached 13 Mt/a. Mill throughput in 2000 was 19.7 Mt averaging 0.467g/t Au.

        Until 1997 the mill was fed exclusively with oxide ore. Since 1998 primary sulphide mineralization has also been fed to the mill, without any drop in grade, though that has required a series of investments in the beneficiation and metallurgical circuits.


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5.2     MORRO DO OURO MINE PRODUCTION HISTORY

        Figure 5.1 shows the trends in key production parameters relative to 1988. Since start up, the mined grade has declined, but has stabilized since the late-1990's near 0.43g/t Au that is essentially reserve grade. Despite the downward trend in grade, gold production (kg) has increased. This is due to the fact that site production (Mt/a) has significantly increased, more than offsetting the reduction in head grade. Also, the total metallurgical gold recovery achieved each year has remained relatively steady, despite the decrease in head grade.

        FIGURE 5.1: TRENDS IN KEY PRODUCTION PARAMETERS








                                    [PICTURE]











        The actual production figures for 2002 are 18,364,000t ore treated, head grade of 0.483g/t Au, total recovery of 78.97%, and gold production
        (sold) of 6,876.3 kg.

        Figure 5.2 shows the trends in production costs since 1988.


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        FIGURE 5.2: TRENDS IN PRODUCTION COSTS








                                    [PICTURE]









        The actual costs achieved in 2002 are operating cost of US$ (000) 37,591.0, cash cost per tonne of US$2.05, and cash cost per ounce of US$167.40.

6.0     GEOLOGICAL SETTING

        The Morro do Ouro Mine is located some 2km north of the town of Paracatu in the northwest of Minas Gerais, some 230km southeast of Brasilia. The ore forming fluids have inundated Upper Proterozoic phyllites to form a series of micro to macro scale quartz boudinage structures. The zone of mineralization is currently recognized to be some 4km x 2km in extent and up to 150m thick in places.

        Gold is associated with arsenopyrite and occurs free within fractures in the sulphide grains and within aggregate clusters of sulphide grains. The majority of the gold is very fine (<25Um) although coarse gold is present. Silver is common and typically makes up some 25% of the dore.

        The orebody occurs at surface and is mined in an open pit operation. Oxidation occurs from surface to a depth of between 20-40m, depending on topography. There is minor supergene


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        enrichment in the uppermost few metres but this is not significant and the overall average grade of the deposit is 0.45g/t Au.

6.1     REGIONAL GEOLOGICAL SETTING

        The orebody is hosted by the phyllites of the Morro do Ouro Member that forms the basal sequence of the Upper Proterozoic Paracatu Formation. The sequence outcrops in a northerly trend in the eastern Brasilia Fold Belt, which, in turn, forms the western edge of the San Francisco Craton. The Brasilia Fold Belt predominantly consists of clastic sediments, which have undergone low to medium grade metamorphism along with significant deformation.

        Thrust faults are extensively developed throughout the belt with thrusting towards the east-northeast. The metamorphic grade increases towards west as the thickness of the fold belt increases. The timing of deformation is estimated at between 800-600 Ma during the Basiliano orogenic cycle and the mineralization is believed to date from this time.

        A number of gold prospects are identified in the area and hosted by similar rocks. However, stratigraphic correlations are poorly understood and it is not known whether these deposits occur at similar stratigraphic horizons to the Morro do Ouro deposit. The Cabeca Seca and Luziania deposits occur along a distinct linear trend on which the Morro do Ouro deposit also lies. This trend strikes to the northwest and corresponds with a significant regional gravity anomaly.

6.2     LOCAL GEOLOGY

        The phyllites at Morro do Ouro are extensively deformed with development of quartz boudins and sulphide mineralization. The primary sedimentary laminations and bedding planes can be recognized but are intensively deformed with development of thrusting, bedding plane thrusting, sygmoidal and boudinage structures (Figure 6.1).


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        FIGURE 6.1: PHOTOGRAPHS SHOWING DEVELOPMENT OF SULPHIDE MINERALIZATION
        IN BOUDINAGE STRUCTURES (LEFT) AND SMALL SCALE REVERSE FAULTING (RIGHT)





                [PICTURE]                       [PICTURE]





        The mineralization can be correlated with a ductile deformation event with associated shearing and thrusting of the rock packages and overall movement to the northeast. Intense, low angle isoclinal folding is apparent at many places in the mine. The mineralized unit plunges to the west-southwest at up to 15(degree) and there is secondary folding with axial planes striking to the northwest that creates kink bands and egg box folds in places.

        The mineralization appears to be cut off to the north by a major normal fault which trends east-northeast (Figure 6.2). The offset and true morphology of this fault are not clearly understood but it is used as a hard boundary for the resource estimation and it is assumed that the upthrow is to the north which would indicate that the orebody on the north of the fault has been eroded.

        The western boundary of the mineralization is also currently defined by a fault. Once again the morphology of this fault is poorly understood and it is assumed that downthrow occurs to the west. The western boundary fault strikes to the north-northwest and is believed to follow a linear topographic low feature to the west of the river valley, which forms the limit of the current mining operation.


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        FIGURE 6.2: PLAN SHOWING EXTENT OF THE OREBODY AND POSSIBLE BOUNDARY
        FAULT FEATURES TO THE NORTH AND WEST

















                                    [PICTURE]

















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6.3     ORE DEPOSIT MORPHOLOGY AND MINERALOGY

        The orebody is subdivided into 4 units based on changes in the degree of oxidation and weathering, and associated sulphide mineralogy. These units are, from surface, the C, T, B1 and B2 (Figure 6.3).

        The type C ore occurs at surface and is completely altered with no remaining sulphides and localized development of laterite capping. The C horizon extends to depths of up to 20m and, in places can reach depths of 30m. The T horizon is generally only a couple of meters thick, is varicoloured and forms a transition zone between the C and B1 horizons. The original mine evaluation and development was planned around extraction of only the C and T horizons.

        The B1 horizon is dark coloured and carbonaceous with visible less alteration than the C horizon. Generally, sulphides have been completely oxidized but some fresh sulphide material is visible in quartz boudins.

        The B2 horizon was originally described as unweathered material with primary sulphide mineralization. However, recent work has led to the development of subdivisions within this horizon based, in the first instance, on arsenic content but also taking into account the relative concentrations of the various sulphide minerals present. The subdivision is as follows:

        B2 Non Calha - ore with <2500ppm As, low levels of deformation, abundant pyrite, pyrrhotite and arsenopyrite with an average grade of 0.44g/t Au. B2 Calha - ore with >2500ppm As, intensely deformed with development of quartz boudins and an average grade of 0.52g/t Au. B2 Calha IDS - ore with >4000ppm As, occurs in the central ore shoots in areas of most intense deformation and highest sulphide content. The average grade is 0.54g/t Au.


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        FIGURE 6.3: SCHEMATIC CROSS SECTION OF THE MAIN OREBODY UNITS AT MORRO
        DO OURO









                                    [PICTURE]












        There are additional, localized variations of the B2 ore but the most common are the Pyrrhotite and Galena B2 ores. The Pyrrhotite B2 only occurs in the central zone of the orebody and forms a 25m thick zone characterized by coarse aggregates of arsenopyrite with an average grade of 0.54g/t Au. The Galena B2 ore is rare and discontinuous forming only 1-2m thick units but with high gold grades averaging 0.59g/t Au.

        The contact between unmineralized host rock (Type A) and the various ore types is gradational and occurs, usually, over a 10m wide zone which is characterized by arsenic values of 200-500ppm and up to 0.2g/t Au.

        Sulphides occur as individual crystals or as coarse crystalline aggregates. Arsenopyrite is the most common sulphide and tends to increase in grain size towards the southwest. There is a distinct zonation within the orebody with the arsenopyrite content increasing towards the center and west and in the zones of intense deformation. Gold grades also increase concurrently with the arsenopyrite, and the pyrite content exhibits a corresponding decrease. Pyrrhotite occurs in the west and is associated with elevated gold grades. There is evidence for the existence of a high-grade pyrrhotite body at depth, which has been intersected in a number of drillholes.

        The paragenetic sequence is interpreted as being an initial stage of arsenopyrite with associated gold mineralization. This was followed by a period of deformation,


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        remobilization of the arsenopyrite and gold and associated pyrite and pyrrhotite mineralization.

        Development of quartz boudins in the areas of most intense deformation are associated with increased fluid flow and concentration of the arsenical and base metal components of the hydrothermal system. Larger boudins formed in the coarser grained units of the original sedimentary host material. In the argillaceous units the boudins tend to be smaller (generally <2cm along the long axis) but more numerous.

        Orebody modeling is carried out on a series of 106 sections spaced at 50m intervals, 39 northeast-southwest and 67 northwest-southeast. Modeling was carried out by defining a series of surfaces representing the contacts between the various units described previously. Historically, the C, T and B1 ores were defined as separate units in the geological model. However, the current approach is to combine these units into a single B1 unit and to model the contact between this and the fresh B2 material. For the purposes of resource modeling the B2 is further subdivided into the Calha (As>2500ppm) and the IDS (As>4000ppm). Other aspects that are modeled are the relative concentrations of pyrrhotite, lead and zinc and the hardness of the B2 ore.

        SRK have discussed the orebody modeling and data verification procedures with the staff at RPM and have reviewed the geological sections, drillhole database and graphical hole logs. SRK are satisfied that the geological staff at RPM have a good understanding of the geology of the deposit and most of the team members have been with the operation for several years, and in some cases, since early stages of exploration. In addition, RPM regularly receive technical operational input from the Technical Services department of Rio Tinto Ltd.

7.0     EXPLORATION

        Gold was initially discovered in placer deposits during the 18th century. This led to small scale mining of the oxide material in the area of the current mine. However, the low grade of the orebody led to the cessation of any commercial scale mining by the close of the 18th century.

        In the 1970's the area was prospected extensively for lead and zinc and in 1984 Rio Tinto took over the Billiton share of the exploration licence over the Morro do Ouro area. By the end of 1984 a reserve had been delineated based on 44 drill holes and 458 surface pits (25m maximum depth). This reserve was stated to be 97.5Mt at 0.59g/t Au and was exclusively composed of C and T type ore.


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        Various drilling and pitting campaigns have been carried out over the years on a grid spacing of between 50m and 400m. To date, the total sampling consists of 1,129 drill holes 31,473m of drilling and 29,767 1m samples. In 1989 an RC drill campaign was carried out with 67 holes drilled on a 400m x 200m grid. The results of this drilling exhibited a 25-30% drop in grade when compared to the diamond core drilling campaigns. However, the data from these RC holes is currently retained in the drillhole database and is used for the resource calculations.

        Until 1993 drilling was restricted to the oxide capping, but since 1993 drilling has been extended into the fresh sulphide material of the B2 horizon. The orebody is now effectively covered with a 100m grid of drillholes. Definition of fault boundaries has led to a better understanding of the boundaries of the deposit and future drilling is planned to deepen existing holes rather than drill any new areas around the periphery of the orebody. Currently, some 50% of the drilling does not intersect the full thickness of the orebody. The plan does not call for any drilling during 2003 but after this it is planned to drill some 2000m a year and it is estimated that at least 13,000m of additional drilling is required to complete all holes in the orebody footwall.

        The current understanding is that the orebody boundaries are defined laterally. The exception to this is in the west of the deposit on the western side of the Corrego Rico river valley where a series of deep drillholes are planned to test the down dip extension of the orebody. It is believed that the orebody may be up to 160m deep in this area. The river currently forms the western boundary of the mining operation. (Figure 7.1)


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        FIGURE 7.1: SCHEMATIC CROSS SECTION OF THE MORRO DO OURO OREBODY SHOWING
        LOCATION OF PLANNED DRILLING IN THE WEST

















                                    [PICTURE]




















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        It is SRK's opinion that the level of geological understanding is sufficient to allow the delineation of the orebody at the current level of drilling with a high degree of confidence. The areas of uncertainty are regarding the exact nature and location of the boundary faults on the north and south of the deposit. These have been deduced from grade contours and drill results taken from both sides of the postulated faults. Although it is SRK's understanding that these faults have not been identified or intersected directly by drilling, the evidence for their existence and nature were discussed with mine staff during the visit and SRK would agree with the conclusions presented to date. The drill spacing is appropriate and is providing sufficient detail to allow the interpretation of individual units between sections with a high degree of confidence.

        The difference in grade between the RC drilling and the Diamond drilling is a concern, especially given the fact that the RC drilling data is included in the current database and is used for resource estimation purposes. Monthly reconciliation for 2002 made available to SRK, indicate that the actual ROM grade is consistently some 10% higher than that predicted by the resource estimation procedure. As a result, the Mine Call Factor quoted by RPM is currently 1.1. Whether this increase is caused by the inclusion of the RC data or whether it is due to some additional factors cannot be stated without further investigation. However, it is clear that the current resource estimate is providing a conservative estimate of the contained Mineral Resource.

8.0     SAMPLING METHOD AND APPROACH

8.1     SPECIFIC GRAVITY DETERMINATION

        Density measurements have been collected at various times from feasibility through to current production. Original values were derived from surface pitting and were shown to be underestimating the resource tonnage. Changes were made to the calculation methodology and this resulted in a linear regression method being used up until 1999. At this point, reconciliation with production tonnage figures highlighted problems with the SG calculations and a study carried out by Rio Tinto Technical Services Ltd (TSL) resulted in a mew method that combines statistical evaluation of near surface sampling for the C, T and B1 horizons and a linear regression approach for the data within the B2 horizon in those areas where deep drill coverage is currently limited. This new method is producing a reconciliation of approximately 1.5% between the predicted and actual tonnage figures.


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        Density calculations are carried out at two stages in the resource estimation process. During evaluation drilling, samples of core are taken from 1m intervals, weighed and SG is determined using the water displacement method. This is appropriate for the primary (B2) orebodies but may not be appropriate for the oxidized upper zones. The core data is combined into 8m composites for the resource estimation.

        In situ density measurements are taken by extracting a 30cm cubic block from the upper level of a bench. Generally two samples are taken and averaged to give a value for the bench. The results from these sample will not take into account any variations with depth and the SG determination at the top of the bench is applied through the entire depth of that bench.

8.2     ASSAY SAMPLING

        Since the initial exploration campaign, virtually all sampling has been carried out by diamond drilling. The majority of this has been through core drilling with only a restricted RC campaign in 1989. Prior to 1999 all holes were drilled with a 6-inch diameter barrel. However, since 1999 the core size has been reduced to 3 inches. It is not clear whether there has been any significant difference in grade estimation variance since this change in sample volume. SRK have requested copies of any check assay studies or any annual reports produced by the assay laboratory, however these have not been received to date.

        Core recovery is reported to be high with a consistent recovery of greater than 95%. The drilling operation was not observed during the site visit and no physical core was available for inspection as all core is crushed for sampling. However, prior to crushing the core is photographed and logged and these visual logs have been reviewed by SRK. Core recovery appears to be very high (>90%) in the B2 horizon. In the upper layers of B2 and in the CTB1 horizons there is an increase in the amount of dissagregation of the core with disking due to the highly foliated nature of the host rocks. As a result, although core recovery still appears to be high (~90%) in the upper layers the solid core recovery is much reduced. While this may have an influence on any geotechnical studies it is unlikely to cause any bias in the assay determinations.

        SRK feel that the current sample collection methodology is appropriate given the nature of the material under investigation. However, SRK have not seen any studies that discuss the differences between the various sampling programs, which have been carried out since the start of operations. It is SRK's understanding that all drilling data is included in the resource estimation database with the exception of old holes, which have been subsequently twinned.


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9.0     SAMPLE PREPARATION AND ANALYSIS

        Figure 9.1 is a flow diagram that summarises the sample preparation and assay protocol. The sample collection is described in the previous section.

        The sample preparation methodology has changed over the years and this is summarized in Table 9.1. It is not known if comparative studies have been carried out to assess of the data from each of the different methods, and whether it is appropriate to combine the data. Currently, all data from all sampling campaigns is combined in the resource database and is used for the purposes of resource estimation.

        Assaying is carried out on 50g aliquots. A total of six separate assays for gold are carried out from each 1m sample pulp. A sulphur assay value is calculated for each sample. Additional elements assayed are arsenic, copper, lead, zinc, manganese, cadmium and silver. The last two elements are not assayed as a matter of course.

        Due to time constraints, SRK did not have an opportunity to visit the sample preparation and assay facilities and cannot therefore make a comment on the suitability of these facilities. However, SRK have reviewed the sample preparation and assay protocol employed at RPM. It is SRK's opinion that the protocols described are appropriate. The calculation of six separate assays for gold from each sample pulp is a method commonly employed in cases where average grade is low. This information would provide a good check on assay precision (repeatability) and would also provide information on the short scale variability of the orebody. It is SRK's understanding that such a study has not been carried out. The results from individual assays were not reviewed by SRK during the site visit.


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        FIGURE 9.1: SAMPLE PREPARATION FLOW DIAGRAM

















                                    [PICTURE]






















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TABLE 9.1: SUMMARY OF SAMPLING CAMPAIGNS CARRIED OUT AT RPM

-------------------------------------------------------------------------------------------------------------------
YEAR            ORIGIN       MASS       CRUSHING   HOMOGENIZATION    SPLITTING   GRINDING     FUSIONS    MEASURE
-------------------------------------------------------------------------------------------------------------------
83 to 86        Manual       22 kg       Manual    American cloth      Ruler     Disc - 80#   4 x 75g     Micro
                 Pits                                                                                    balance
-------------------------------------------------------------------------------------------------------------------
   88           Diamond      32 kg       Manual    American cloth      Ruler     Disc - 80#   4 x 75g      Atom.
                Drilling                                                                                   Abs.
-------------------------------------------------------------------------------------------------------------------
   89           Reverse-     30 kg       Manual    American cloth      Ruler     Disc - 80#   4 x 75g      Atom.
              circulation                                                                                  Abs.
                drilling
-------------------------------------------------------------------------------------------------------------------
90 to 92        Diamond      20 kg        Jaw            Jones         Jones     Disc - 80#   3 x 50g      Atom.
                Drilling                                                                                   Abs.
-------------------------------------------------------------------------------------------------------------------
92 to 96        Diamond    35 to 40kg   Jaw and    Manual Rotative     Jones      Panel to    3 x 50g      Atom.
                Drilling                  Roll                                      200#                   Abs.
-------------------------------------------------------------------------------------------------------------------
97 to 99        Diamond    35 to 40kg   Jaw and       Mechanical       Jones      Panel to    3 x 50g      Atom.
                Drilling                  Roll         Rotative                     200#                   Abs.
-------------------------------------------------------------------------------------------------------------------
2000 and        Diamond    12 to 17kg   Jaw and       Mechanical       Jones      Panel to    1 x 300g     Atom.
  2001          Drilling                  Roll         Rotative                     65#                    Abs.
-------------------------------------------------------------------------------------------------------------------

10.0    DATA QUALITY

        Interlaboratory check assay exercises are carried out between the RPM internal laboratory and the laboratory at Lakefield Research in Canada. Additional check assay work is carried out at the Phalabwora Mine laboratory in South Africa. For these checks the coarse reject is sent to the external facilities to allow preparation of an independently produced pulp.

        Historically, interlaboratory checks have been carried out in 1991, 1997 and 1999/2000. SRK have not been provided with any check assay reports summarizing the results from these studies and cannot, therefore, comment on the quality of the information. However, a report was provided to SRK, from 1999/2000, summarizing a study carried out on four core samples. This report alone is not adequate for a proper review of the check assay information and additional information has been requested from RPM. However, the production history and the detailed reconciliation data available provide comfort and it is likely that any grade assay issues would have been highlighted by the reconciliation procedure.

11.0    MINERAL RESOURCE ESTIMATION

        The Morro do Ouro orebody was originally delineated by shallow drilling and pitting of the upper C and T zones. Since the late 1990's drilling has been extended into and, in some cases, through the B1 and B2 zones.


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        The following discussion summarizes the resource estimation protocol.
        All samples are composited to 4m intervals equivalent to a half bench height. Any composite intervals of less than 2m are discarded from the process. Each composite is assigned as either Calha or Non Calha ore. The Calha samples are then further sub-divided into IDS or Non IDS while the Non Calha are sub-divided into B2, CTB1 (internal) or CTB1 (external). Concurrently, a block model is created with block dimensions of 50 x 50 x 8m (x,y,z), and from the drilling data, a percentage is assigned for each of the 5 sample sub-divisions described above.

        Statistical analysis has historically been carried out for each of the 5 sub-divisions. A duplicate sample study was carried out by identifying pairs of samples from different holes within 10m of each other. The results of this study confirmed the appropriateness of the sub-divisions of the orebody and also confirmed the generally lower grade of the RC samples when compared with the diamond core drilling. However, it is not evident what the effect would be of excluding the RC samples from the resource estimation database. It is the opinion of SRK that the inclusion of the RC samples in the resource estimation database is inappropriate unless there is a study to validate their inclusion. SRK have not had sight of such a study.

        Semi-variograms are calculated from untransformed 4m composites. It is stated that an omni-directional semi-variogram is used for the C, T, and B1 zones and anisotropic semi-variograms have been modeled for the B2 horizons with a primary direction dipping at 5(degree)towards 225(degree). An octant search is used in all cases for grade interpolation and a maximum of three adjacent samples are used from the same borehole.

        In a report presented to SRK entitled Avaliacao dos Recursos e Reservas
        - 2002, it is stated that vertical and omnidirectional semi-variograms were calculated using the 1m raw data values and only the directional semi-variograms used the 4m composites.

        Gold grades are interpolated using Ordinary Kriging into a 50 x 50 x 8m block model. This is carried out separately for each of the identified lithologies and the average weighted grade is calculated from the percentage of each lithology within a block. High grade cutting is not carried out, however, the influence of high grades on the resource estimate is restricted by reducing the area of influence of composites with a grade of >0.8g/t Au.

        It has been proposed by Rio Tinto to carry out a non-linear reserve estimation exercise using a gaussian transformation. It is understood that an exercise is underway to test the


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        suitability of this method at Morro do Ouro but it is not currently used to calculate the final Mineral Resource Estimate.

        The practice of leaving high-grade values uncut in the database but restricting their area of influence during the resource estimation procedure is appropriate. In addition, the domaining of the orebody and the use of these domains in restricting the data available for kriging is appropriate. The practice of using semi-variograms derived from both 1m samples and 4m composites for the grade interpolation procedure is not industry standard practice. Determining the effect of this practice is difficult without detailed study however, production experience suggests that any errors introduced by this practice have a limited impact on the resource estimation process.

12.0    MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

        Historically, Mineral Resources have been quoted according to the Australasian Code for the Reporting of Identified Mineral Resources and Ore Reserves (the JORC Code, 1999) and as of 31st December, 2002 the Mineral Resource Statement for a US$300/oz gold price was 172Mt at 0.39g/t Au. The Mineral Reserves Statement is also calculated at US$300/oz and totals some 369Mt at 0.43g/t Au. The Mineral Resources are reported exclusive of those resources that constitute the Mineral Reserves.

        Classification of the Mineral Resources is carried out using a combination of geostatistical methods and manual checking. This multiple indicator approach produces a standard error value for 100 x 100 x 16m blocks after calculating a conditional cumulative gold value for each block. The standard error value and the search radius used for the interpolation are then used to classify the block. The classification is then checked manually to determine any blocks which may require re-classification if the geologist feels that grade and/or geological continuity warrants an increase or decrease in confidence of the block value. Any block that does not contain a drill intersection and is therefore not sampled, is not included in the Mineral Resource Statement. Additionally, inferred material totaling 56Mt at 0.38g/t Au is excluded from the Mineral Resource Statement for the purposes of this report. The Mineral Reserves do not include any inferred material.

        The classification guidelines for the JORC code are essentially identical to those laid out by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) in their publication "CIM Standards on Mineral Resources and Reserves - DEFINITIONS AND GUIDELINES". As a result, the classification categories currently in use at RPM can be regarded as a valid classification under the CIM guidelines for Resources and Reserves.


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TABLE 12.1: SRK AUDITED SUMMARY MINERAL RESOURCE STATEMENT - RPM MORRO DO
OURO


================================================================================
CATEGORY         TONNES (MT)        GRADE (G/T.AU)      CONTAINED GOLD (K.OZ)
--------------------------------------------------------------------------------
Measured             30                  0.46                       444
Indicated           142                  0.38                     1,735
--------------------------------------------------------------------------------
TOTAL               172                  0.39                     2,179
================================================================================

TABLE 12.2 - SRK AUDITED SUMMARY MINERAL RESERVE STATEMENT - RPM MORRO DO
OURO
================================================================================
CATEGORY         TONNES (MT)        GRADE (G/T.AU)      CONTAINED GOLD (K.OZ)
--------------------------------------------------------------------------------
Proven              319.3                0.43                     4,414
Probable             49.8                0.43                       688
--------------------------------------------------------------------------------
TOTAL               369.1                0.43                     5,102
================================================================================


        SRK consider the approach taken by RPM in calculating their Mineral Resource estimates to be appropriate. In addition, given the relatively well understood nature of the grade distribution and the geological controls on the mineralization, the decision to exclude unsampled blocks from the Mineral Resource statement is probably conservative, although any such blocks would fall into the inferred category.

13.0    MINERAL PROCESSING

        The mineral processing plant at Morro do Ouro is described below. Overall recovery of the gold in the plant feed has historically averaged approximately 77%. Actual gold recoveries in 2002 and 2001 were 78.97% and 78.30% respectively.

        Figure 13.1 is a simplified flowsheet showing 2003 budgeted gold and silver production.

13.1    CRUSHING

        Run-of-mine ore is about 80% passing 70mm. There are four crushing lines and three are operated at a nominal 800tph while the third line is on standby. Each circuit consists of a primary impact crusher followed by a secondary cone crusher. The final crushed product has a P80 of about 8mm (80%<8mm).

        The four crushing lines all feed into a 5,000 t fine ore bin. There are two feeders under this bin, and two conveyors transfer the crushed ore to two fine ore blending bins. These two bins feed the grinding circuit.


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FIGURE 13.1: SIMPLIFIED FLOWSHEET - BUDGET 2003











                                    [PICTURE]














13.2    GRINDING AND GRAVITY CONCENTRATION

        The grinding circuit consists of four lines of single stage ball mills (1800 kW twin drives) fed at 600tph from the blending bins via belt feeders. Ball size is 70mm diameter with consumption of 200g/t. Ball mills are in closed circuit with 500mm hydrocyclones. A fifth ball mill is used for regrinding part of the circulation load.

        There are four jigs per line for a total of 16 jigs. A portion of the circulating load passes through the jigs.

        The product of milling has a P80 of 75 microns (200 mesh).

13.3    FLOTATION

        Flotation is done in three stages; flash (unit cell), scavenger and cleaner.


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        Each grinding circuit has two flash flotation units for gold and sulphide recovery. All flotation reagents are added to the unit cells; Mercapto, MIBC, and Xantato. About 60% of the feed gold is recovered in these units.

        The scavenger units are 120 m3W EMCO cells.

        Three sulphide concentrates averaging about 30g/t Au are sent to the hydrometallurgy plant; jig concentrate, a floatation concentrate and a scavenger concentrate. Floatation tails are thickened to 55% solids in two 70m diameter thickeners and sent to the main tailings pond.

13.4    HYDROMETALLURGY PLANT

        The concentrates are first reground in two parallel mills to a size of 90% passing 325 mesh. The concentrate is treated gravimetrically in a Knelson concentrator in line with the regrind mills, recovering approximately 20% of the gold production. Concentrate from the Knelson goes to shaking tables and then on to the smelting furnace.

        The reground sulphide concentrate is thickened to 45% solids in two 15m diameter thickeners before leaching (CIL). There are eight, 300 m3 leach tanks for the carbon in pulp process. Oxygen is injected in to the first tank to reduce cyanide consumption.

        Loaded carbon is stripped in two, 3t Zadra process elution columns at 1300C using a caustic soda solution. Gold is deposited onto steel wool by electrowinning. Carbon is reactivated in a 200 kg/hr kiln. Gold is washed from the steel wool and sent to the smelting furnace.

13.5    SMELTING

        The products coming from CIL leaching and from the shaking tables are calcined and smelted in an induction furnace. The resulting bullion contains 75 to 80% gold and 20 to 25% silver, with copper and iron as trace impurities. The percentage of silver in the bullion is a function of the ore fed to the mill: ore rich in galena has a larger yield of silver. The budget for 2003 is 6.61t of gold and 1.32t of silver.

        Refining of the bullion into gold bars is carried out by third parties.


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14.0    PRODUCTION PROPERTY INFORMATION

14.1    MINING OPERATIONS

        The Morro do Ouro Mine is a high tonnage low-grade open pit operation. The mine is unusual in that the entire pit is either free dug or utilizes ripping and dozing with no drilling and blasting. Weathering has led to the development of an oxidized mantle over the sulphide mineralization with thickness varying from 20 to 40m. The economic viability of this low-grade orebody has been partly derived from the soft rock and free gold in the weathered mantle. Also, the mine is situated on a gently sloping hillside and there are no waste stripping requirements.

        Morro do Ouro has been in continuous production since October 1997. For 2003, the budgeted mined tonnage is 19.3Mt at a grade of 0.433g/t Au. A major expansion project is being studied that would increase annual production to 30 Mt. This is discussed in section 14.7.

        The mill and mine employ an operating schedule of three 8-hour shifts per day, 7 days per week. The nominal plant throughput is 1.6 Mt per month.

        An ore stockpile of approximately 10 days production is maintained near the processing plant. Its main purpose is to ensure uninterrupted mill feed in the rainy season when some delays may be experience in the pit during extreme rainfall events. During the dry season the stockpile can be used if the pit becomes too dusty. RPM is committed to controlling dust levels on site and in the city.

        The open pit mobile equipment fleet consists of:
        5                 D10 Dozers
        10                Cat 777 Trucks (95 and 105t payloads)
        3                 Cat 992 Front End Loaders
        1                 Cat Road Grader

        Two faces are normally operated in the pit at any time, with one dozer, one loader, and 4 to 5 trucks per face. Loaded trucks haul to the crusher for direct dumping into one of four crushing lines, or dump onto the stockpile for later use. A mine control room is located next to the truck dump at the crusher where a control room operator is in contact with the trucks, keeping track of the blend of ore being delivered to the mill.


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        A large, five-bay maintenance shop is located next to the pit and includes an equipment washing area with water collection system. Caterpillar personnel are responsible for preventative maintenance (PM), while RPM employees look after field maintenance. During a weekly planning meeting, the PM's for the following week are scheduled, and then displayed on a large planning board in the shop.

        The mechanical availability of the dozer fleet is averaging 77 to 80%, while trucks are at 83 to 85% and loaders are at 80%. Wear rates on the machinery are low due to the low specific gravity of the ore, its soft nature, and its low abrasiveness.

        The maintenance shop includes a planning office where maintenance planners use a computer system to track items such as equipment hours, productivities, availabilities, costs and component hours. Equipment rebuilds are done on site, with major components being changed out and sent off site. Tire life is carefully tracked and motor oils and other oils are sampled and analyzed regularly.

        Figure 6.3 is a generalized geologic profile through the mine showing the main horizons that have been identified and named by RPM. These units are discussed below because their individual characteristics impact on mill throughput (hardness, work index) and on metallurgical recovery.

        Horizons C, T and B1 together make up the oxidized portion of the mineralized zone, whereas B2 represents its sulphidic (primary) expression. B2 is generally much harder, its hardness varying with depth. The thickness of the weathered zone is variable, reaching a thickness of just over 40m in certain areas. The thickest part has already been mined out, and in places the open pit floor is 60m or more below the original surface. Remaining oxide ore is along the edges of the mineralized body, where its mean grade is lower than that of sulphidic ore.

        Horizon C is completely altered rock. Rocks forming B1 are less altered and a bit harder, but the sulphides are totally altered. Horizon T, only a few meters thick, is the transition zone between C and B1. B1 ore was mined from 1990 onwards.

        There are various types of B2, and three of these sub-groups of B2 are listed here because of their impact on metallurgical recovery.


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        NON-CALHA
        This is B2 containing less than 2500ppm arsenic. This type forms an envelope around the richest mineralization. It is easy to treat in the mill.

        CALHA
        This is B2 containing more than 2500ppm arsenic. It represents about 20% of B2 resources and it is richer in gold.

        CALHA IDS
        This is B2 with more than 4000ppm arsenic. It occurs in the central part of ore shoots. It is the most deformed and highly sulphidic. The term "Calha IDS" means Intensely Deformed and Sulphidic calha. Its mean gold grade is a bit higher than calha.

        Both Calha and Calha IDS are problematic as mill feed and for gold recovery. Until 1997 the mill was fed exclusively with oxide ore. Since 1998 primary sulphide mineralization has also been fed to the mill, without any drop in grade, though that has required a series of investments in the beneficiation and metallurgical circuits.

        The various ore types are tracked in the life of mine plan to assess the ore hardness, the average work index and hence mill throughput, and to assess the impact on overall gold recovery. This is discussed further in section 14.5.

        The RPM geology department has a block model of the deposit that is used for pit design and for preparing the life of mine plan. The open pit design is done using Brazilian software utilizing a floating cone algorithm. SRK did not review this software, but notes that the floating cone algorithm is also used in North America (in competition with pit optimizers based on the Lerchs-Grossman algorithm).

        Each block in the resource model is given a value, and several factors are accounted for:
                o       Block grade and planned mining costs.
                o       A tailings grade model determines recovery.
                o The work index is used to estimate where drilling and blasting may be needed in the future, and these costs are included in the mining cost.
                o Work index of the block (kWh/t). This feeds into a function that determines the hourly feed rate possible, and a block suffers an appropriate penalty for a low feed rate.
                o A haulage distance model is used to adjust haulage costs, considering distance from block to dump point.


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                o       For areas with existing infrastructure, the upper block
                        must bear the cost of relocation.
                o Royalties that must be paid to land owners are charged to the block.

        SRK was provided an opportunity to review the details of the block value calculations. SRK believes that the pit design methodology results in a refined pit design, accounting for all significant factors influencing profitability.

        Mine dewatering consists of several large perimeter water tanks that collect all of the runoff from the pit. This water is treated with lime and used as process water in the mill. Refer to section 3.3.1.

        The mine site has an excellent safety record, as shown in Figure 14.1. RPM has adopted the NOSA system (National Occupational Safety Association of South Africa).

        FIGURE 14.1: LOST TIME INJURY FREQUENCY RATE








                                    [PICTURE]










        The NOSA system includes an annual audit and ranking. A "star" rating is awarded after a detailed site inspection and evaluation by qualified NOSA Consultants.


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14.2    MARKETS AND CONTRACTS

        Rio Tinto Brazil sells the gold from Morro do Ouro at spot prices and provides a dividend to Kinross Gold Corporation.

14.3    RECLAMATION AND MINE CLOSURE

        RPM has a comprehensive and up to date closure plan including a closure cost estimate. SRK obtained a copy of the closure plan, " Plano de Fechamento", August 2000 revision. The plan is based on the "Rio Tinto Health, Safety & Environment - Closure Planning Guideline". At that time the closure cost estimate was US$32 million (excludes any credits for salvage value). The mine currently has many years of life remaining, and the estimated cost will very likely be affected by variances in the exchange rate.

        Currently in Brazil there are no laws requiring the posting of a reclamation bond. RPM is making an annual financial provision for closure costs, but this is an accrual only, not an actual expense.

        Regarding closure of the main tailings pond, SRK was advised that the plan is to mine oxide ore only during the last year of production. This will provide a cover for the pond, which will then be drained.

        The closure plan involves placing a 1-meter thickness of cover materials on the final pit floor, the top 0.8m being soil material.

14.4    TAXES

        The following four types of taxation apply to RPM's mining operation at Paracatu.

        (1)
        CFEM (Financial Compensation for Mineral Extraction) mining tax equal to 1% of net sales. It is distributed 65% to the municipality, 23% to the state, and 12% to the Division of Mines.

        (2)
        A tax on profit equal to the greater of:
        (a) based on actual profit 34% of actual profit (25% federal and 9% social contribution)
        (b) based on a presumed profit 3% of net sales (same distribution to federal and social contribution)


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        (3)
        CPMF (Tax on Financial Movement) Every movement of funds between banks is taxed at 0.38%. This is a federal tax.

        (4)
        Property taxes. RPM must pay property tax on its mining land and property in Paracatu. It is distributed to rural (county) and municipal
        (city) governments.

14.5    ECONOMIC ANALYSIS

14.5.1  Introduction

        SRK has reviewed the internal life of mine (LoM) technical and economic models prepared by RPM for the Morro do Ouro Mine. These models detail the operations on an annual basis over a mine life supported by proven and probable reserves.

        The LoM Plans, and the technical and economic projections in the RPM models, include forward-looking statements that are not historical facts and are required in accordance with the reporting requirements of the OSC. These forward-looking statements are estimates and involve risks and uncertainties that could cause actual results to differ materially.

        SRK's review of the RPM models is presented in this section.

14.5.2  Life of Mine Plan and Economics

        The Morro do Ouro Mine currently has a nominal capacity of about 20 Mt/a, with variations depending on the hardness of the ore, as it affects grinding throughput. In general, ore hardness is expected to increase over the remaining mine life as the pit is deepened. Under this scenario, referred to as "base case", the current reserves will be exhausted by year 2022.

        RPM is in the process of studying a major expansion project that would potentially increase the future capacity to approximately 30 Mt/a. (This is expansion plan discussed in detail below.) If the expansion were implemented, the current reserves would be exhausted by year 2016. This scenario is referred to as "SAG expansion".

        SRK reviewed Life of Mine (LoM) production plans that applied to both the base case and the SAG expansion scenario.


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        For the purpose of this report, to demonstrate the economic viability of the mine, SRK has prepared an adjusted (conservative) version of the base case LoM Plan. This adjusted plan is referred to as "SRK LoM Plan".

        The base case was selected because the expansion plan is only in the pre-feasibility stage at this time. The SRK LoM Plan is based on the proven and probable reserves of December 31, 2001. The production profile of the plan reflects the increasing hardness of the ore, and the plan includes details on ore characteristics by year, including Bond Work Index, and ore types (Calha, Calha IDS, etc.)

        The December 31, 2001 reserves of 369.8Mt at 0.428g/t Au are extracted during the period from 2002 to 2022. The production rate starts at about 21 Mt/a and decreases to the range of 13-15 Mt/a.

        The SRK LoM Plan is based on:

                o Tonnes and grades from the base case LoM, except that 2002 has been dropped (history) and year 2003 budget numbers have been used for year 2003 only. Basically the SRK LoM Plan incorporates December 31, 2001 reserves.
                o The actual 2002 mill recovery of 78.97% has been used for all years.
                o A gold price of US$300 per ounce is used, matching the basis of the reserves.
                o Silver revenue has been ignored. It contributes less than 1% of revenue.
                o The State Tax, or production tax of 1% of sales is deducted from gross revenue. This is tax (1) described in section 14.4.
                o A landholder royalty of 0.33% of sales is deducted from gross revenue.
                o Other profit based taxes and property taxes are not included.
                o The actual mine site operating cost of US$2.05 per tonne achieved in 2002 has been applied to all future years. This mining cost component is increased starting in 2015 to reflect the start up of drilling and blasting.
                o       A schedule of sustaining capital costs, provided by RPM
                        and checked and adjusted by SRK, has been used,
                        totalling US$113 million over the mine life.
                o The mine closure cost estimate of US$32 million is from the closure plan, revision August 2000.
                o It is assumed that salvage value at closure will cover severance costs.
                o The actual 2002 exchange rate of US$1.00 = 2.92Real is reflected in the $2.05/t operating cost that has been applied to all years.
                o Provisions for interest, amortization, and depreciation are excluded.


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                o       RPM has a well managed, site-wide, continuous
                        improvement program (PMC). The SRK LoM Plan essentially excludes future improvements that this plan is expected to yield.

        SRK recognizes that many of the assumption listed above are conservative.

        The details included in the LoM Plan allow the tracking of the ore characteristics by year. The most important characteristics are those impacting on mill throughput and metallurgical recovery. Figure 14.2 shows the trends in ore characteristics considering:
                o       The percentage of ore above a Work Index of 12.
                o       The percentage of combined Calha plus Calha IDS ore.
                o       The percentage of B2 ore mined.

        All three trend lines shown have been smoothened by calculating three year rolling averages.

        FIGURE 14.2: SRK LOM PLAN ORE CHARACTERISTICS








                                    [PICTURE]








        Two of the lines show similar trends, namely B2 Ore% and %Ore >Work Index of 12. RPM has undertaken blasting field tests in the past, and it was determined that blasting will be required for material with a work index of 11 or greater. These tests indicated the


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        requirement for a very low powder factor of 0.06 kg/t. From the graph it appears that up to 45% of the mined ore will require blasting during the last six years of mine life.

        The average work index of the mill feed during 2017 to 2022 is 10.2, compared to the current mill feed in the range of WI = 6.5 to 7.0. (not shown on graph)

        The life of mine plan accounts for the harder ore by specifying a lower mill feed rate in the later years. Operating and capital cost allowances have been made for drilling and blasting equipment and supplies.

        Figure 14.2 indicates that the "calha plus calha IDS" portion of mill feed will be slowly reduced over the remaining mine life. These are the ore types that are more difficult to treat because of the arsenopyrite content. This trend is reflected in the (unadjusted base case) LoM Plan prepared by RPM, and reviewed by SRK, as slightly higher future mill recovery rates.

        As noted above, SRK's economic model of the LoM production plan was prepared on a conservative basis. The model shows that the project is economically viable, with a strong positive cash flow being generated by the mine site each year.

        The technical and economic models used in this analysis are considered to contain privileged and confidential information. However, Kinross has made these data available to SRK for review. Based on this review SRK concludes that the models prepared by RPM follow generally accepted industry practices, and offer a fair representation of future operating plans.

14.5.3  SAG Expansion Project

        RPM is currently evaluating the possibility of increasing the Morro do Ouro production rate from the current 20 Mt/a to 30 Mt/a.

        Two alternatives are being considered for grinding, both involving a large new SAG mill. The study is evaluating open pit haulage to the mill, considering trucks versus an in-pit crusher and conveyor system. In addition, the increased use of gravimetric gold recovery is being studied, specifically considering more jigs for the mill.

        Currently a pre-feasibility study is underway, and will be completed once results are obtained from the test work involving a new SAG mill both with, and without, additional


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        jigs. If the pre-feasibility results are positive, it is expected that a feasibility study would commence in late summer 2003. An environmental license authorizing an expansion would be sought in parallel with feasibility work.

        If successfully implemented, the SAG expansion project would potentially lower operating costs and the economic cut off grade, having a positive impact on mineral reserves.


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15.0    CONCLUDING REMARKS

        The views expressed by SRK in this technical report have been based on the fundamental assumptions that the required management resources and pro-active management skills and access to adequate capital necessary to achieve the LoM Plan projections for the mining assets are provided as projected.

        SRK has conducted a review of all material issues likely to influence the future operations of the Morro do Ouro Mine. The LoM Plans for the mining assets as provided to SRK have been reviewed in detail for appropriateness, reasonableness and viability, including the existence of, and justification for, any departures from historical performance. Where material differences were found, these were adjusted where considered appropriate. SRK considers that the resulting projections have been based upon sound reasoning, engineering judgment and achievable mine plans, within the context of the risks associated with the global mining industry.










        This report, 3CK005.02, INDEPENDENT TECHNICAL REVIEW ON THE MORRO DO OURO MINE, BRAZIL, April 2003, has been prepared by:

        STEFFEN. ROBERTSON AND KIRSTEN (CANADA) INC.

        "signed"                                "signed"




         John Arthur, C.Geol., C.Eng.           Ken Reipas, P.Eng.
         Senior Resource Geologist              Principal Mining Engineer


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16.0    REFERENCES

        The following reports and documents were used as references in this technical report:

        TVX Newmont Americas, 2003 BUDGET, December 2002.

        TVX Gold Inc., MINERAL RESOURCE/RESERVE INVENTORY, December 31, 2000.

        Rio Paracatu Mineracao S.A., 2003 PLAN & Forecast for 2004-2007, Brasilia, October 2002.

        Normandy Mining, BRASILIA TECHNICAL DUE DILIGENCE, April 1999.

        J.C. Moller, M. Batelochi, Y. Akiti, M. Sharratt, and A.L. Borges, THE GEOLOGY AND CHARACTERIZATION OF MINERAL RESOURCES OF MORRO DO OURO, PARACATU, MG, 2001.

        Rio Paracatu Mineracao S.A., MORRO DO OURO GOLD MINE, March 2003.

        A.G. Netto and A.G. Taboada, RTZ MINE SAFETY EXPERIENCE IN BRAZIL, 1996.

        Rio Paracatu Mineracao, ESTRATEGIA DE FECHAMENTO DO MORRO DO OURO, PARACTAU, MG, August 2000.

        Rio Paracatu Mineracao, MONTHLY REPORT, December 31, 2002.

        TVXNA, MINERAL RESOURCE/RESERVE INVENTORY, 31st December 2001

        RPM INTERLABORATORY COMPARISON 1999-2000

        RPM AVALIACAO DOS RECURSOS E RESERVAS - 2002

        THE GEOLOGY AND CHARACTERIZATION OF MINERAL RESOURCES OF MORRO DO OURO, PARACATU, MINAS GERAIS

        ORE RESOURCE AND RESERVE ESTIMATION REVIEW FOR MINA RIO PARACATU MINERACAO SA (NCL)


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                                   APPENDIX 1
                            RPM LICENSES AND PERMITS




























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                                   APPENDIX 2
                         CERTIFICATE AND CONSENT LETTERS
































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                             CERTIFICATE AND CONSENT

 TO ACCOMPANY THE INDEPENDENT TECHNICAL REPORT ON THE MORRO DO OURO MINE, BRAZIL

I JOHN ARTHUR with a business address at Steffen, Robertson and Kirsten (UK) Limited, Windsor Court, 1-3 Windsor Place, Cardiff, CF10 3BX hereby state that:

1. I am a Senior Consulting Mining Geologist with the firm Steffen, Robertson and Kirsten (UK) Limited (SRK).
2. I am a graduate of the University of Newcastle upon Tyne, UK, with an honors degree in Geology gained in 1987.
3. I obtained an M.Sc in Mining Geology and Mineral Exploration from Leicester University, UK in 1989.
4. I obtained a PhD in Mineral Resource Evaluation from Cardiff University, UK in 1994.
5. I have practiced my profession continuously for some 16 years since graduating, have variously managed, authored and co-authored over twenty mining feasibility studies, feasibility audits and due diligence review reports for a variety of mineral deposit types in many different countries and am a "qualified person" for the purpose of National Instrument 43-101.
6. I am a Chartered Engineer (UK), a member of the Institute of Materials, Minerals and Mining (UK), a Chartered Geologist and a Fellow of the Geological Society of London.
7. I am co-author and reviewer of the report "Independent Technical Report for Morro do Ouro Mine, Brazil" dated April 2003, which is based on
        o a study of all available technical reports, geological and sampling data on the project provided to SRK;
        o first hand discussions with the appropriate project geologists and other employees currently working on the project;
        o       a visit to site March 2003.
8. I am not aware of any material fact or material change with respect to the subject matter of this report, which is not reflected in this report, the omission or disclosure of which makes the technical report misleading.
9. I do not own or expect to receive any interest (direct, indirect or contingent) in the property described herein, nor in the securities of Kinross Gold Corporation).
10. The report has been prepared in compliance with National 43-101 and Form 43-101F1 and I have read this Instrument and Form.
11. I hereby consent to use of this report for submission to any Provincial regulatory authority.


                                                "signed"


Toronto, Canada                                 John Arthur, C.Geol.,
April, 2003                                     Senior Geologist


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                             CERTIFICATE AND CONSENT

 TO ACCOMPANY THE INDEPENDENT TECHNICAL REPORT ON THE MORRO DO OURO MINE, BRAZIL

I, Ken S. Reipas, residing at 43 Deverell Street, Whitby, Ontario, Canada, do hereby certify that:

        1) I am a Principal Mining Engineer with the firm of Steffen Robertson and Kirsten (Canada) Inc. (SRK) with an office at Suite 602, 357 Bay Street, Toronto, Ontario.

        2) I am a graduate of Queen's University with a B.Sc in Mining Engineering in 1981, and have practiced my profession continuously since 1981.

        3) I am a Professional Engineer registered with the Professional Engineers of Ontario (PEO).

        4) I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Morro do Ouro Mine or securities of Kinross Gold Corporation.

        5) I am not aware of any material fact or material change with respect to the subject matter of the technical report, which is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

        6) I, as the qualified person, am independent of the issuer as defined in Section 1.5 of National Instrument 43-101.

        7) I have not had any prior involvement with the property that is subject to the technical report.

        8) I have read National Instrument 43-101 and Form 43-101F1 and the technical report has been prepared in compliance with this Instrument and Form 43-101F1.

        9) Steffen Robertson and Kirsten (Canada) Inc. was retained by Kinross Gold Corporation to prepare an independent report for the Morro do Ouro Mine in accordance with National Instrument 43-101. The following report is based on our review of project files, discussions with Morro do Ouro Mine and Kinross Gold Corporation personnel and personal observations made during a site visit in March 2003.

        10)     I was a co-author of the report.

        11) I hereby consent to use of this report for submission to any Provincial regulatory authority.


                                             "signed"



Toronto, Canada                              Ken S. Reipas, P.Eng.
April, 2003                                  Principal Mining Engineer


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Morro do Ouro Mine Technical Report                               SRK CONSULTING
                                                                     APRIL, 2003